UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

      89656D101
(CUSIP Number)

Andrew L. Sole
Esopus Creek Advisors LLC
1330 Avenue of the Americas, Suite 1800
New York, NY 10019
Tel: (212) 315-1340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.11%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,200
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 92,200
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauren A. Krueger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON IN

This Amendment to Schedule 13D is filed with respect to the 682,731 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc. (the “Issuer”) held by Esopus Creek Value Series Fund LP - Series A, the 366,229 shares of Common Stock of the Issuer held by Esopus Creek Value Series Fund LP - Series L, and the 92,200 shares of Common Stock of the Issuer held by Andrew L. Sole.  This Statement amends the Schedule 13D initially filed by the Reporting Persons identified below on September 24, 2012, as amended on January 18, 2013 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Esopus Creek Value Series Fund LP - Series A,
•	Esopus Creek Value Series Fund LP - Series L,
•	Esopus Creek Advisors LLC (“Esopus Advisors”),
•	Andrew L. Sole (“Mr. Sole”), and
•	Lauren A. Krueger (“Ms. Krueger”)

Collectively, the Reporting Persons may be deemed to beneficially own 1,141,160 shares of Common Stock, representing approximately 6.86% of the outstanding shares of Common Stock.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is being supplemented by the following:

On February 15, 2013, the Reporting Persons sent a letter to the Issuer’s Board of Directors (the “Board”) to express their concerns regarding the Issuer.  Their concerns included, but were not limited to:  (a) that Reporting Persons are concerned that although the Issuer has engaged a private executive recruiting firm, the Issuer has not yet hired a new Chief Executive Officer, and (b) that the third equity Board seat remains vacant, despite the fact that Mark D. Ettenger and Marina Shevyrtalova, the two remaining equity directors, have the full authority to make such an appointment but have not done so to date.  The Reporting Persons also recommend that the Board consider enhancing gender diversity by seeking a woman to fill the director vacancy on the Board.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the below certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Lauren A. Krueger
Lauren A. Krueger